November 21, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
 Attention: Mr. Benjamin Meeks and Ms. Katherine Hsu

Re:	BMW Auto Leasing LLC
Registration Statement on Form SF-3
Filed October 1, 2018
File No. 333-227645

Dear Mr. Meeks and Ms. Hsu:

On October 1, 2018, our client, BMW Auto Leasing LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On October 26, 2018, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement, including an amended form of prospectus (the “Amended Prospectus”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Amended Prospectus.

Form of Prospectus

BMW FS’ Lease Financing Program—Underwriting, page 66

1.
Comment:  We note your disclosure that the payment-to-income ratio is calculated “by dividing the related monthly lease payment by the gross monthly income of the applicant and any co-applicant, to the extent reported by such applicant and any co-

applicant in the related application.” Please revise your disclosure to clarify whether, in determining gross monthly income for purposes of calculating the payment-to-income ratio, you rely solely on the gross monthly income reported by the applicant, or whether you consider any other factors or perform any adjustments to the applicant’s self-reported gross monthly income (e.g., based on information obtained during any income verification process).

Response: We direct your attention to page 66 of the Amended Prospectus, where we have clarified that, in determining gross monthly income for purposes of calculating the payment-to-income ratio, BMW Financial Services NA, LLC relies solely on the gross monthly income reported by the applicant and any co-applicant, and does not consider any other factors or perform any adjustments to the applicant's, or co-applicant's, self-reported gross monthly income.

Description of the Notes—Asset Representations Review, page 92

2.
Comment:  We note that you have included a two-pronged voting threshold for an investor vote to direct an asset representations review, which effectively imposes an asset review quorum requirement: “If, by that voting deadline, votes in favor of an Asset Representations Review have been cast by Noteholders representing at least a majority of the Note Balance held by voting Noteholders, and such affirmative votes represent votes by Noteholders holding at least 5% of the Note Balance . . . .” While we do not object to a 5% quorum requirement, as such requirement would align with the permissible restriction under the shelf provision of requiring no more than 5% of the total interest in the pool to initiate a vote, the quorum requirement may not be set higher than 5% of the total interest in the pool. Please revise your disclosure and your transaction documents to clarify that any such asset review quorum will not exceed 5% of the total interest in the pool in any offering conducted off of this registration statement.

Response: We direct your attention to page 93 of the Amended Prospectus, where we have clarified that any asset review quorum will not exceed 5% of the total interest in the pool in any offering conducted off of this registration statement.

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Should you have any further questions or comments please contact me at 212-309-6200.

Regards,

/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Margaret Collins Mathew Morgenstern, Esq.